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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*
                                          ---
                   TREATS INTERNATIONAL ENTERPRISES, INC.
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                             (Name of Issuer)
                               COMMON STOCK
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                       (Title of Class of Securities)

                                 89464M 20 2
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                               (CUSIP Number)

Barrie G. Laver, Royal Bank Capital Corporation, 200 Bay Street, 13th Floor Toronto, Ontario M5J 2J5 (416-974-4497)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                              September 18, 1995
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              (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                    SCHEDULE 13D

CUSIP No. 89464M 20 2                                         Page 2 of 6 Pages

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(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

         Royal Bank of Canada and its wholly-owned subsidiary,
         Royal Bank Capital Corporation
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(2)   Check the Appropriate Box if a Member of a Group*        (a)/ /
                                                               (b)/ /

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(3)   SEC Use Only

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(4)   Source of Funds*
         WC PF
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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                   / /

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(6)   Citizenship or Place of Organization
         Canada
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                     (7)   Sole Voting Power
Number of Shares             12,395,947
 Beneficially        ----------------------------------------------------------
 Owned by            (8)   Shared Voting Power
 Each                        0
 Reporting           ----------------------------------------------------------
 Person              (9)   Sole Dispositive Power
 With                        12,395,947
                     ----------------------------------------------------------
                     (10)  Shared Dispositive Power
                             0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        12,395,947
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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/ /

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(13)  Percent of Class Represented by Amount in Row (11)
        47.2%
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(14)  Type of Reporting Person*
        BK (Royal Bank of Canada)   CO (Royal Bank Capital Corporation)
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







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                          SCHEDULE 13D

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  CUSIP No. 89464M 20 2                            Page 3 of 6 Pages
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This Amendment No. 1 amends the original Schedule 13D previously filed by
Royal Bank of Canada and Royal Bank Capital Corporation, as Reporting Person, on June 19, 1995 relating to Common Stock of Treats International
Enterprises, Inc.

Terms used in this Amendment that are defined in the original Schedule 13D and not otherwise defined herein shall have the meanings assigned to such terms in the original Schedule 13D.

Footnote references are to the Footnotes in the original Schedule 13D.

All share amounts have been adjusted to reflect a 1-for-3 reverse stock split of the Common Shares of Issuer effective as of June 21, 1993.

Unless otherwise indicated, all dollar ($) amounts are in United States Dollars (C$ signifies Canadian Dollars).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 18, 1995, RBC was issued an additional 350,000 Common Shares (the "September 1994 Shares") by issuer.

The September 1994 Shares were issued to RBC pursuant to the provisions of the Letter dated September 26, 1994 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, which was accepted and agreed to on behalf of Issuer and Triadon, with an attached Term Sheet dated September 20, 1994 (the "September 1994 Agreement"). A copy of the September 1994 Agreement was filed as an Exhibit to the original
Schedule 13D.

The September 1994 Agreement provided that, if Issuer or a subsidiary company was not successful in raising $4,000,000 in new equity capital by June 30, 1995, RBC/RBCC would be issued an additional 350,000 Common Shares at nominal consideration. Issuer or a subsidiary company did not raise $4,000,000 in new equity capital by June 30, 1995, and, as a result, RBC was issued the September 1994 shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) After the issuance of the September 1994 Shares, the aggregate number of Common Shares of Issuer beneficially owned by Reporting Persons is 12,395,947 Common Shares, which includes (i) an estimated 4,508,187 shares which RBC has the right to acquire upon conversion of 5,409,825 Series A Preferred Shares of Issuer assuming a conversion price of $0.60 per shares, and (ii) an estimated 680,000 Common Shares that RBC has the right to acquire if it should elect to have accrued dividends of $148,772 on 5,409,825 Series A Preferred Shares for the period from July 1, 1994 through June 30,1995 paid in Common Shares.

        The Common Shares beneficially owned by Reporting Persons represent approximately

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                          SCHEDULE 13D

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  CUSIP No. 89464M 20 2                            Page 4 of 6 Pages
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        47.2% of the outstanding Common Shares of Issuer (based upon the number of Common Shares shown to be outstanding as of March 31, 1995 in Issuer's Form 10-Q for the Quarter ended March 31, 1995).

    (b) Reporting Persons have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of the Common Shares beneficially owned by the Reporting Person as described in (a) above.(1) (2)

    (c) Except for the issuance of the September 1994 Shares, there have been no transactions in Common Shares by either Reporting Person since February 1, 1995.

    (d) Except for the directors of Issuer (who, through their statutory power as directors, have the right to determine if and when dividends are declared and paid), no person (other than a Reporting Person) is known by Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Reporting Persons as described in (a) above.(4)

    (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following agreement is added as an Exhibit to this Schedule 13D:

    (c) Agreement effective as of June 15, 1995 between RBC and RBCC that original Schedule 13D, this Amendment, and all future amendments are filed on behalf of each of them.

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                          SCHEDULE 13D

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  CUSIP No. 89464M 20 2                            Page 5 of 6 Pages
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 28, 1995
       ____________________


                                       ROYAL BANK OF CANADA

                                       Janice Fukakusa
                                       _____________________________
                                       Name:
                                       Title:    Senior Vice President

                                       ROYAL BANK CAPITAL CORPORATION

                                       Barrie Laver
                                       _______________________________
                                       Name:
                                       Title:    Vice President

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                          SCHEDULE 13D

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  CUSIP No. 89464M 20 2                            Page 6 of 6 Pages
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         AGREEMENT PURSUANT TO REG. 240.13d-1 (f) (1) (iii)

AGREEMENT effective as of June 15, 1995 between ROYAL BANK OF CANADA and ROYAL BANK CAPITAL CORPORATION.

THE PARTIES hereby agree that the Schedule 13D dated June 15, 1995 and all amendments thereto relating to their beneficial ownership of Common Stock of Treats International Enterprises, Inc. are filed on behalf of each of them with the effect set forth in Reg. 240.13d-1(f) (1) (ii).

                                       ROYAL BANK OF CANADA

                                       Janice Fukakusa
                                       _____________________________
                                       Name:
                                       Title:  Senior Vice President

                                       ROYAL BANK CAPITAL CORPORATION

                                       Barrie Laver
                                       _____________________________
                                       Name:
                                       Title:  Vice President